PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

15th February 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: ~~File No. 82-34723~~

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"Drilling Update - Macan Tutul-1 Exploration Well".

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Drilling update

Premier announces that the Macan Tutul - 1 exploration well in the Natuna Sea Block A licence has reached a total depth of 9950' in order to evaluate deeper reservoir objectives in the Middle and Lower Arang sandstones. Wireline logs have identified the presence of hydrocarbons in this section of hole, although preliminary evaluation suggests that these intervals are tight. As announced on 31st January, the well had been drilled into the primary target in the Upper and Middle Arang sandstones where it encountered gas as prognosed. In accordance with the original drilling programme, the well which is located approximately 12km southeast of the Premier operated Anoa field will now be plugged and abandoned. Premier believes that this addition to the portfolio will contribute to potential future developments in Block A. Premier is the operator of West Natuna Block A with a 28.67% interest, and the other partners in the block are Kufpec (33.33%), Amerada Hess (23%) and Petronas (15%).

After completion of operations at Macan Tutul, the rig will be mobilised to the Lembu Peteng prospect. These two wells are part of a 7-well exploration and development programme to be operated in Block A by Premier during the course of 2006.

15 February 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Archie Berens **Tel: 020 7743 6679**

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom